April 29, 2025	direct phone: 515-242-2462 email: Joe.Leo@brownwinick.com

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549
Attn: Perry Hindin

RE:    SOUTH 8 ENERGY, LLC
Schedule 13E-3 filed March 18, 2025
File No. 000-81866
Preliminary Proxy Statement on Schedule 14A filed March 18, 2025
File No. 000-52033

Dear Mr. Hindin,

We are in receipt of your letter dated April 10, 2025 providing comments on the Schedule 13E-3 filed on March 18, 2025 (the “Schedule 13E-3”) and PRE14A filed on March 18, 2024 (the “Preliminary Proxy Statement”) by South 8 Energy, LLC (the “Company”). We reviewed your comment and the purpose of this letter is to provide our responses to your comment. We appreciate the time you have taken on this review.

Set forth below is your comment which is immediately followed by our response.

Schedule 13E-3 filed March 18, 2025 and PRE14A filed March 18, 2025

General

1.We note that you are purporting to create three new classes of securities out of what is currently a single class of units, for the purpose of taking the Company private by causing the existing class of units to be held by less than 300 security holders of record and causing each “new” class of units to be held by less than 500 security holders of record. In your response letter, provide your legal analysis as to why the Class A, Class B and Class C units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel, supported by appropriate legal analysis, that your existing units and your newly authorized classes of units are separate classes of securities under North Dakota state law. The analysis should include a detailed discussion and comparison of each feature of your existing and new classes of units and why the rights of each class support the opinion of counsel. Please support your analysis with citations to state statutory or case law, where appropriate.

Response to Comment: Attached to this response is a formal legal opinion of Brown, Winick, Graves, Gross and Baskerville, P.L.C., the Company’s counsel regarding North Dakota Law with respect to the Rule 13E-3 reclassification transaction described in the Preliminary Proxy Statement (the “Reclassification”) stating the opinion that the Class A Units, the Class B Units and the Class C Units are separate classes of securities under North Dakota law. This legal opinion is attached as Exhibit A to this letter.

Also in response to this comment, the following analysis summarizes the Company’s determination that the Class A Units, the Class B Units and Class C Units are separate classes of equity securities under the federal securities laws.

We believe that the Reclassification will create three (3) distinct classes of membership units for the purposes of determining whether the Company is eligible to deregister under Section 12 of the Exchange Act.

As described in the Preliminary Proxy Statement, the Company currently has one (1) outstanding class of membership units, the Class A Units. The effect of the Reclassification would be to reclassify the Class A Units held by members who hold less than 50,000 Class A Units into Class B Units and Class C Units, dependent on the number of Class A Units held.

Section 12(g)(1) of the Exchange Act requires certain issuers, within 120 days after the end of the last day of its first fiscal year where it had total assets exceeding $10 million, to register a “class of equity security” if that class is held of record by 2,000 or more persons or 500 or more persons who are not accredited investors. A registrant can terminate the registration of a class of securities under Rule 12g-4 of the Exchange Act if such class of equity securities is held by fewer than 300 record holders. The determination of whether an issuer has the required number of record holders is made as to each separate class of equity securities, rather than on an aggregate basis.

Section 12(g)(5) of the Exchange Act defines a “class” of securities to include “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges” (emphasis added). Section 12(g) of the Exchange Act distinguishes different classes of securities by their character, rights and privileges.

One of the most distinguishing rights of a class of securities is voting rights.1 The Class A Units, the Class B Units and the Class C Units will all have different voting rights, with the Class B Units and the Class C Units having restricted voting rights. Specifically, the voting rights of the Class A Units, the Class B Units and the Class C Units will differ as follows:

•Votes on Amendments to the Operating Agreement: Only the Class A Units will be allowed to vote on all amendments to the Operating Agreement while the Class B and Class C Units will be allowed to vote on amendments to the Operating Agreement only if such amendment uniquely affects their class, would change their financial rights or would affect the limited liability of the members holding such Class B or Class C Units, respectively.

•Election and and Removal of the Managers: Only the Class A Units and Class B Units will be allowed to vote on the election or removal Managers of the Company.

•Votes on any “Change of Control” of the Members. Only the Class A Units will be entitled to vote on any “Change of Control” transaction of the Company including: (i) the sale of all or substantially all of the assets of the Company, (ii) a sale resulting in more than a majority of the then currently outstanding voting Units of the Company being held by persons other than the Members; or (iii) a merger, consolidation, recapitalization or reorganization of the Company with and into any other entity where after the consummation of such transaction, the Members of the Company are unable to elect a majority of the Governors of the Company (or the board of directors or its equivalent) of the resulting entity.

1 See Landreth Timber Co v. Landreth, 471 U.S. 681,686.

•Any Other Matters Brought to the Members: Except for a vote on the voluntary dissolution of the Company, which all classes are entitled to vote on, only the Class A Units will have a vote on any other matter brought by the Board to the Members, other than the matters described above.

Pursuant to the definition of a “class” of securities under Section 12(g)(5) of the Exchange Act, the Class A Units, Class B Units and Class C Units would not enjoy “substantially similar rights” as each class of the Units will have different voting rights concerning matters that the Members of a limited liability company are generally entitled to vote on.

The Staff previously took a no-action position in favor of an issuer that treated two classes of equity securities as separate classes of securities where one class had full voting rights (the Class B Common Stock) and the other class (the Class A Common Stock) was deemed as “non-voting” though they had the limited ability to vote on: (i) certain merger, share exchange, reclassification or recapitalization transactions, (ii) amendments to the company’s articles of incorporation affecting their voting rights and (iii) matters they were entitled to vote upon pursuant to state law.2 Relying on the definition of a “class” of securities provided under Section 12(g)(5) of the Exchange Act, Crawford and Company argued that the Class A Common Stock’s restricted voting rights precluded them from being seen as enjoying “substantially similar rights and privileges” as the Class B Common Stock. The SEC Staff took a no-action position in favor of Crawford and Company’s argument that it had two classes of securities for purposes of Section 16(a) of the Exchange Act, even though the “non-voting” class of units were able to vote on limited matters. The only difference between the two classes of securities of Crawford and Company was that the Class A stockholders only had voting rights with respect to some limited matters.

This is substantially similar to the Company’s proposed three (3) classes of units, which will all have different voting rights with respect to different matters as described above. Under the logic of Crawford, the Company’s proposed three (3) classes of units would not share “substantially similar rights and privileges”. Accordingly, as defined under Section 12(g) of the Exchange Act, the Class A Units, the Class B Units and the Class C Units will constitute three (3) separate classes of securities.

Please contact me with any questions.

2 See Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. CCH 79,673 (April 19, 1991) ("Crawford & Co No Action Letter" filed by "Crawford & Co").

Sincerely,

    /s/ Joseph F. Leo

        Joseph F. Leo

EXHIBIT A

LEGAL OPINION OF

BROWN, WINICK, GRAVES, GROSS AND BASKERVILLE, P.L.C.

(see attached pages)

April 29, 2025 Board of Governors South 8 Energy, LLC P.O. Box 11, 3682 Highway 8 South, Richardton, North Dakota 58652	direct phone: 515-242-2460 email: Joe.leo@brownwinick.com

Gentlemen:

We have acted as counsel to South 8 Energy, LLC, a North Dakota limited liability company (the “Company”), in connection with certain North Dakota law aspects of the proposed Second Amended and Restated Operating Agreement (the “Proposed Operating Agreement”) which the Board of Governors has recommended to replace both the Company’s Amended and Restated Operating Agreement (the “Existing Operating Agreement”) and the Company’s Amended and Restated Member Control Agreement, as amended (the “Existing Member Control Agreement”, and collectively with the Existing Operating Agreement, the “Existing Governing Documents”). If adopted, the Proposed Operating Agreement would, among other things, create two (2) new classes of ownership interests in the Company: (i) Class B Units (the “Class B Units”) and (ii) Class C Units (the “Class C Units”). The Proposed Operating Agreement would also reclassify a portion of the Company’s currently outstanding membership units (the “Class A Units”) into Class B Units and Class C Units (the “Reclassification”).

In our capacity as counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Class A Units, the Class B Units and the Class C Units will be separate classes of securities under North Dakota law after the Reclassification. We have made such legal and factual investigation as we deem necessary to render this opinion.

In rendering this opinion, we have assumed and relied upon, but have not independently verified, the genuineness of all signatures on all documents, the legal capacity and competency of all natural persons for relevant purposes, the authenticity of documents submitted to us as originals, and the conformity to the authentic originals of documents submitted to us as copies.

We have reviewed the following documents:

1.The Company’s Articles of Organization filed with the Secretary of the State of North Dakota on July 16, 2003 (the “Original Articles”), as amended by those certain Articles of Amendment filed with the Secretary of the State of North Dakota on February 24, 2025 (the “First Amendment”, and collectively, the “Articles of Organization”);

2.The Existing Operating Agreement filed as Exhibit No. 99.1 to the Company’s preliminary proxy statement, Schedule 14A, filed with the United States Securities and Exchange Commission on July 25, 2024 (the “Preliminary Proxy Statement”) and the Existing Member Control Agreement filed as Exhibit No. 99.2 to the Preliminary Proxy Statement; and

3.The Proposed Operating Agreement filed as Appendix B to the Preliminary Proxy Statement.

We have also reviewed the applicable provisions of the North Dakota Uniform Limited Liability Company Act (the “Act”) and such other documents as we have deemed appropriate as a basis for the opinions hereinafter set forth. We express no opinion as to the laws of any jurisdiction other than the applicable laws of the State of North Dakota as set forth in the Act in regards to the Reclassification.

As to matters governed by the laws specified in the foregoing sentence, we have relied exclusively on the latest standard compilations of such statutes and laws as reproduced in commonly accepted unofficial publications available to us. As to all matters of fact, we have relied on officers of the Company.

The Company’s Capital Structure

The Company is a limited liability company organized under the Act. The operation of the Company and the rights and restrictions applicable to its members are set forth in the Existing Governing Documents. Subject to the terms of the Existing Governing Documents, the provisions of the Existing Governing Documents can be amended by a vote of the Company’s members. Management of the Company is vested in its Board of Governors (the “Board”).

Under the Existing Governing Documents, the Company’s current capital structure consists of one class of ownership interests, the Class A Units. After adopting the Proposed Operating

Agreement and effecting the Reclassification, the Company’s Class A Units, Class B Units and Class C Units will, generally, have the following differing voting rights:

Description of Rights	Class A Units	Class B Units	Class C Units
Right to Nominate, Elect or Remove a Governor	☑	☑	☒
Right to Vote on Amendments to the Operating Agreement**	☑	☒	☒
Right to Vote on any “Change of Control” Transaction	☑	☒	☒
Right to Vote on any other matter	☑	☒	☒

** Provided that, the Class B Units and the Class C Units would be entitled to vote on any amendments to the Proposed Operating Agreement if the proposed amendment would affect their limited liability, uniquely affect that class of units, or change the financial rights of those units.

Relevant Provisions of the Act

As the Company is organized as a limited liability company under the Act, the Act governs the determination of whether the Class A Units, the Class B Units and the Class C Units are separate classes of securities. The Act defines a “Class” as “when used with reference to membership interests...a category of membership interest which differs in one or more rights or preferences from another category of membership interests of the limited liability company”. References to “Classes” of membership interests are included throughout the Act. Unfortunately, the Act does not define “rights” or “preferences”, what different “rights” and “preferences” would constitute enough of a difference to warrant different classification nor does it state a required method of establishing different “Classes” of membership interests (units). However, Section 1-13 of the Act authorizes the members, through the adoption of an agreement between the members (an operating agreement) to establish the relations among the member as members and between the members and the Company, ostensibly delegating the authority to the members to be able to establish different classes of membership interest in such an agreement.

In line with Section 1-13 of the Act, Section 4.1 of the Existing Member Control Agreement (an agreement between the members and the Company) explicitly delegates to the Board the power to create additional classes of Units.3 The Existing Operating Agreement also contemplates that there can be different classes of Units.4

Based on our review of the Act, we believe that voting rights constitute a “right” or “preference” of membership interests5 and a difference in just voting rights is sufficient to warrant different classification under the Act since the definition of “Class” only requires that one (1) “right” or “preference” differ between classes of membership interests.

Further, it is our opinion that the Class A Units, the Class B Units and the Class C Units are separate classes of limited liability company interests under the Act solely because they will be authorized and classified as such by the Board, pursuant to an agreement of the members.
We are not aware, after reasonable inquiry, of any North Dakota case that has commented on the requirements for creating different classes of membership units in a North Dakota limited liability company. The Act does not limit the ability of an operating agreement to create separate classes of units or prescribe certain rules that must be followed to do so, but allows a limited liability company to create its own rules through the adoption or amendment of an operating agreement.6 Accordingly, under the Act the Company has created three (3) separate classes of ownership units.

This opinion is based on the state of facts and the law existing and in effect on the date hereof, which are subject to change prospectively or retroactively. We assume no obligation to revise, supplement or update this opinion in any respect at any time after the date hereof to account for any change in the law (whether or not hereafter enacted or adopted) or future facts, events or circumstances.

This opinion is limited to the specific legal issues addressed herein and no opinion is implied or may be inferred beyond the matters expressly set forth herein. This opinion constitutes our entire opinion regarding the subject matter hereof and supersedes all prior opinions regarding such matter.
3 Section 4.1 of the Existing Member Control Agreement states that “The Board may establish one or more additional classes or series of Units, designate each such additional class or series and fix the relative rights and preferences of each such additional class or series.”
4 The last sentence of Section 3.9 of the Current Operating Agreement states “The Board of Managers may establish additional classes or groups of one or more Members”.
5 Unless changed by an agreement of the members, the North Dakota Uniform Limited Liability Company Act provides the members of a board-managed limited liability the “power” to vote on certain matters. The ability or inability to vote has historically been seen as an attribute or right associated with equity securities. See Landreth Timber Co v. Landreth, 471 U.S. 681,686.
6 See Section 1-13 of the North Dakota Uniform Limited Liability Company Act which states "...the operating agreement governs: (a) [r]elations among the members as members and between the members and the limited liability company; (b) [t]he rights and duties under this chapter of a person in the capacity of manager or governor; (c) [t]he activities of the company and the conduct of those activities; and (d) [t]he means and conditions for amending the operating agreement.… to the extent the operating agreement does not otherwise provide for a matter described in [in subsections (a) -(d) above] this chapter governs the matter... ". Note however there are certain limited circumstances where the Act supersedes any operating agreement entered into, as described in Section 1-13(3), but those circumstances are not applicable here.

Very truly yours,

             /s/ Joseph F. Leo

Joseph F. Leo